ISSUER FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration No. 333-186011 and 333-190438

December 17, 2013

5,000,000 Common Units

Representing Limited Partner Interests

We are offering 4,750,000 common units representing limited partner interests in us (“Common Units”), and the selling unitholder is offering 250,000 Common Units, in each case pursuant to an equity distribution agreement (the “Equity Distribution Agreement”) that provides for the issuance and sale from time to time of Common Units having an aggregate offering price of up to $1,000,000,000 through Citigroup Global Markets Inc., as our sales agent (the “Sales Agent”). We have granted the Sales Agent a 30-day option to purchase a maximum of 712,500 additional Common Units, and the selling unitholder has granted the Sales Agent a 30-day option to purchase a maximum of 37,500 additional Common Units.

The Sales Agent may offer the Common Units from time to time in one or more transactions on the New York Stock Exchange (the “NYSE”), in the over-the-counter market, through negotiated transactions or otherwise at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices, subject to receipt of acceptance by it and subject to its right to reject any order in whole or in part.  The Sales Agent may effect such transactions by selling the Common Units to or through dealers and such dealers may receive compensation in the form of discounts, concessions or commissions from the Sales Agent and/or purchasers of Common Units for whom they may act as agents or to whom they may sell as principal.  The difference between the price at which the Sales Agent purchases Common Units and the price at which the Sales Agent resells such Common Units may be deemed underwriting compensation.

Our Common Units trade on the NYSE under the symbol “MWE.” On December 17, 2013, the last reported sales price of our common units on the NYSE was $65.38 per unit.

This free writing prospectus should be read together with our prospectus supplement dated September 5, 2013 (the “Prospectus Supplement”), the accompanying base prospectuses dated January 29, 2013 and August 20, 2013 and the documents incorporated and deemed to be incorporated by reference therein.

Limited partnerships are inherently different from corporations. You should carefully consider each of the factors described under “Risk Factors,” which begin on page S-6 of the Prospectus Supplement, before you make an investment in our securities.

We filed a registration statement (including the Prospectus Supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the Prospectus Supplement and other documents we have filed with the SEC for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at http://www.sec.gov. Alternatively, we, the Sales Agent or any dealer participating in the offering will arrange to send you the Prospectus Supplement if you request it by calling Citigroup Global Markets Inc. toll-free at (800) 831-9146.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities offered hereby or determined if the Prospectus Supplement and the accompanying base prospectuses are truthful or complete. Any representation to the contrary is a criminal offense.

We have agreed not to, without the prior written consent of Citigroup Global Markets Inc., directly or indirectly, (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any Common Units (including, without limitation, Common Units that may be deemed to be beneficially owned in accordance with the rules and regulations of the SEC and Common Units that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for Common Units other than a distribution of common units pursuant to any recapitalization, unit split or other pro rata distribution to unitholders, (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of Common Units, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Common Units or other securities, in cash or otherwise, (3) cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any Common Units or securities convertible into or exercisable or exchangeable for Common Units or any other of our securities (other than a registration statement on Form S-8 in connection with employee benefit plans, qualified stock option plans or other employee compensation plans existing on the date hereof) or (4) publicly disclose the intention to do any of the foregoing for a period of 45 days from the date of this free writing prospectus. The above restrictions do not apply to (i) the offer and sale of Common Units pursuant to the Equity Distribution Agreement, dated September 5, 2013, among the Partnership, MarkWest Energy Operating Company, L.L.C., M&R MWE Liberty, LLC and Citigroup Global Markets Inc., or (ii) our issuance or registration of Common Units (or equity incentive awards that upon vesting will result in issuance of common units) pursuant to our 2008 Long-Term Incentive Plan, as may be amended from time to time to increase the number of common units authorized for issuance thereunder, described in our annual report on Form 10-K for the year ended December 31, 2012, which is incorporated herein by reference. Citigroup Global Markets Inc., in its sole discretion, may release the Common Units and the other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. When determining whether or not to release Common Units and the other securities from the lock-up agreements Citigroup Global Markets Inc. will consider, among other factors, the unitholder’s reasons for requesting the release, the number of Common Units and other securities for which the release is being requested and the market conditions at the time.

Citigroup

December 17, 2013